Exhibit 99.1

E-Home Household Service Holdings Limited Announces Closing of $25 Million Initial Public Offering

Fuzhou, China, May 19, 2021 – E-Home Household Service Holdings Limited (the “Company”), a household service company based in Fuzhou, China, today announced the closing of its initial public offering of 5,555,556 ordinary shares (the “Offering”) at a public offering price of $4.50 per ordinary share, for total gross proceeds of $25 million before deducting underwriting discounts and commissions and offering expenses. The offering was conducted on a firm commitment basis. In addition, Joseph Stone Capital, LLC, who acted as the representative of underwriters in the Offering partially exercised the over-allotment option for an additional 20,000 ordinary shares. The Offering was closed on May 18, 2021 and shares began trading on May 14, 2021 on NASDAQ Capital Market under the symbol “EJH.”

Joseph Stone Capital, LLC acted as the lead underwriter for the Offering. Bevilacqua PLLC acted as counsel to the Company, and Davidoff Hutcher & Citron LLP acted as counsel to Joseph Stone Capital, LLC in connection with the Offering.

A post-effective amendment to the registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) (File Number: 333-233468) and was declared effective by the SEC on May 4, 2021. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Joseph Stone Capital, LLC, by email at ccao@josephstonecapital.com, or standard mail to Joseph Stone Capital, LLC, 42 Broadway, Suite 301, New York, NY 10004, USA. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the final prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About E-Home Household Service Holdings Limited

E-Home Household Service Holdings Limited is a household service company based in Fuzhou, China. The Company provides integrated household services through its website and WeChat platform “e家快服”, primarily including home appliance services and housekeeping services. For more information, visit the Company’s website at http://www.ej111.com/ir.html.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com